Exhibit 99.5




January 24, 2004


Mr. Danny Mabey
947 N. Oakridge
Farmington, Utah  84205


     Re: Written Compensation Agreement for the issuance of shares of common stock of Broadcast International, Inc., a Utah corporation (the "Company"), in consideration of certain consulting services rendered by you, pursuant to your Consulting Agreement with the Company under date of February 10, 2003.

Dear Dan:

Over the past year you have performed many more services for the Company than originally contemplated by your Consulting Agreement. In consideration of those additional services, the Company agrees to provide the following compensation.

This agreement will confirm that the Company will issue to you 5,000 shares of common stock of the Company to be registered on Form S-8 of the Securities and Exchange Commission for the following consulting services rendered to or for the benefit of the Company from and after February 10, 2003, to the date hereof. Consultation regarding selection of members of a new technology board; board management of Company's patent program; consulting regarding Interact Devices, Inc. bankruptcy Plan of Reorganization; Business Plan drafting, formulation and presentations; and the introduction to potential customers of products being developed by the Company.

The Company will also issue you an additional 5,000 shares of "restricted" securities (common stock) of the Company as additional consideration for these services.

The issuance of these securities shall be in full compensation of any and all services rendered by you, in addition to those services required in your Consulting Agreement, to the Company to the date hereof.

Thank you very much.

Yours very sincerely,



/s/ Rodney M. Tiede

Rodney M. Tiede
President/CEO